July 2, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Filing Desk

Re:	Emergency Medical Services Corporation / Application For Withdrawal on Form AW
Pursuant to Rule 477 of the Securities Act of 1933, as amended
Post-Effective Amendment No. 1 to Registration Statement on Form S-8 (File No. 333-148955)

Ladies and Gentlemen:

On June 24, 2010, Emergency Medical Services Corporation, a Delaware corporation (the “Company”), filed a Post-Effective Amendment No. 1 (the “Post-Effective Amendment”) to the Registration Statement on Form S-8 No. 333-148955 (the “Registration Statement”) with the Securities and Exchange Commission.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby applies to withdraw the Post-Effective Amendment erroneously filed as a POS AM. No securities were sold in connection with the Post-Effective Amendment. The Company intends to re-file the Post-Effective Amendment on a Form S-8 Registration Statement.

If you have any questions regarding this letter, please contact the undersigned at (303) 495-1254, Carl Berglind, Esq. of EMSC at (303) 495-1251 or Steven Eichel, Esq. of Kaye Scholer LLP at (212) 836-7409.

Sincerely,

EMERGENCY MEDICAL SERVICES CORPORATION

		By:	/s/ Craig Wilson
Name: Craig Wilson
Title: General Counsel

CC:	Carl F. Berglind, Esq.
Joel Greenberg, Esq., Kaye Scholer
Lynn Toby Fisher, Esq., Kaye Scholer